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                                  AMENDMENT TO
                1996 EMPLOYEES AND CONSULTANTS STOCK OPTION PLAN


         Pursuant to Section 6 of the 1996 Employees and Consultants Stock Option Plan (the "Plan") of The Recovery Network, Inc. (the "Company") and pursuant to the action taken on April 15, 1997, by the Finance and Compensation Committee of the Board of Directions of the Company, the first sentence of
Section 1 of the Plan is hereby amended to read in its entirety as follows: "The total number of shares of Common Stock of the Company available for grant as Bonus Shares hereunder shall be 30,768 in the aggregate."

         Executed to be effective as of April 15, 1997.

                                                     THE RECOVERY NETWORK, INC.


                                                     By:/s/ William D. Moses
                                                        -----------------------
                                                           William D. Moses